[GRAPHIC OMITTED] AHOLD                                            11 April 2007

                                                                   Press Release

AHOLD ANNOUNCES NOTES AND BONDS BUYBACK

Amsterdam, The Netherlands, 11 April 2007 - Ahold today announced that it has repurchased, to a total principal notional amount of approximately EUR 110 million, the following notes and bonds, as part of Ahold's debt reduction strategy.

o An aggregate principal notional amount, of approximately EUR 94 million of seven year notes due May 9, 2008 (issue details: coupon 5.875%, issue size of EUR 1,500 million under the EUR 5 billion Euro Medium Term Note Program, ISIN code XS0128973590 and common code 012897359) referred to as the "May 2008 Notes", a part of which, approximately EUR 437 million, had been repurchased as announced on October 20, 2005.

o An aggregate principal notional amount of approximately NLG 35 million (EUR 16 million) of ten year bonds due December 19, 2007 (issue details: coupon 5.875%, issue size of NLG 300 million (EUR 136 million) and ISIN code NL 0000121838), referred to as the "December 2007 Bonds".

The repurchased notes and bonds, representing approximately 8.9% of the outstanding amount of the May 2008 Bonds and approximately 11.6% of the December 2007 Bonds will be cancelled. The buyback and cancellation will leave an outstanding amount of approximately EUR 969 million of the May 2008 Notes and an outstanding amount of approximately NLG 265 million (EUR 120 million) of the December 2007 Bonds.

If a discrepancy between the Dutch translation of this press release and the English version exists, the English version will prevail.

Ahold Press Office: +31 (0)20 509 5343

FORWARD-LOOKING STATEMENTS NOTICE
Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, statements as to Ahold's expectation of the cancellation of the notes and bonds and the outstanding amounts as a consequence thereof. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely. Many of these and other risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Ahold does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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